Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 9, 2020

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

One Judith Acquisition Corp
Registration Statement on Form S-1
Submitted June 12, 2020
CIK No. 0001812234

Ladies and Gentlemen:

On behalf of our client, One Judith Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we confidentially submit in electronic form the accompanying Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Draft Registration Statement on Form S-1 which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 3, 2019.

The Registration Statement reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated July 7, 2020. For your convenience, references in the response to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

1.	We note that the Summary includes specific performance and valuation information for Churchill Capital Corp. For example, we note your discussion of CCC’s total return and 1.5x multiple on invested capital. Please remove from the Summary section this type of performance and valuation for companies other than the issuer. In addition, we note that similar disclosure appears in your Proposed Business section on page 77. If you choose to retain this performance information, please expand the disclosure to provide a more balanced and complete discussion of performance, including any material adverse business developments.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the Registration Statement to remove specific performance and valuation information for Churchill Capital Corp throughout the Registration Statement. Please see pages 4 and 77.

* * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.

Daniel E. Nussen, Esq.

White & Case LLP